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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 11
                                       TO
                                  SCHEDULE TO
                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                               PCORDER.COM, INC.
                           (NAME OF SUBJECT COMPANY)

                           PCORDER.COM, INC. (ISSUER)

                        TRILOGY SOFTWARE, INC. (OFFEROR)
                           (NAMES OF FILING PERSONS)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                ----------------

                                  70453H 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

        LANCE A. JONES, ESQ.                        DENNIS R. CASSELL
 VICE PRESIDENT AND GENERAL COUNSEL                    SECRETARY
       TRILOGY SOFTWARE, INC.                      PCORDER.COM, INC.
     6034 WEST COURTYARD DRIVE                   5001 PLAZA ON THE LAKE
        AUSTIN, TEXAS 78730                       AUSTIN, TEXAS 78746
           (512) 425-3167                            (512) 694-1100

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE
   STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
   RESULTS OF THE TENDER OFFER:
[X]

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     This Amendment No. 11 constitutes the final amendment to the Tender Offer
Statement on Schedule TO dated November 6, 2000, as previously amended (the "SCHEDULE TO"), relating to the tender offer by Trilogy Software, Inc., a Delaware corporation ("TRILOGY"), to purchase any and all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the "COMMON STOCK" or the "SHARES"), of pcOrder.com, Inc., a Delaware corporation ("pcORDER"), at a purchase price of $6.375 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "INITIAL OFFER TO PURCHASE"), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, the Supplement to the Offer to Purchase dated November 17, 2000 ("SUPPLEMENT NO. 1"), a copy of which was previously filed as Exhibit (a)(1)(Y) to the Schedule TO, Supplement No. 2 to the Offer to Purchase dated November 20, 2000 ("SUPPLEMENT NO. 2"), a copy of which was previously filed as Exhibit
(a)(1)(DD) to the Schedule TO, Supplement No. 3 to the Offer to Purchase dated December 7, 2000 ("SUPPLEMENT NO. 3"), a copy of which was previously filed as Exhibit (a)(1)(MM) to the Schedule TO (the Initial Offer to Purchase, Supplement No. 1, Supplement No. 2 and Supplement No. 3, each as amended or supplemented from time to time, are together referred to herein as the "OFFER TO PURCHASE"), and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(C) to the Schedule TO (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "OFFER").

     The information in the Offer, as amended hereby, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule TO, as amended hereby.

     Capitalized terms used and not otherwise defined herein have the meanings given those terms in the Offer to Purchase.

     This Amendment No. 11 is being filed to reference the information set forth under the caption "Item 11. Additional Information."

ITEM 11. ADDITIONAL INFORMATION.

     The information set forth in the Schedule TO under the caption "Item 11. Additional Information" and set forth in the Offer to Purchase is amended and supplemented as follows:

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, December 19, 2000. Based upon the final count of the Depositary, 5,062,015 Shares were validly tendered in response to the Offer and not withdrawn. In accordance with the terms of the Offer, Trilogy has instructed the Depositary to pay promptly the purchase price of $6.375 per Share for each Share accepted for payment. After giving effect to the purchase of Shares tendered and together with the 10,316,620 shares of Class B Common Stock that were converted in December 19, 2000 by Trilogy into an equal number of Shares, Trilogy owned approximately 92.6% of the outstanding Shares.

     The Merger of Sub with and into pcOrder was completed on December 20, 2000. As a result of the Merger, Trilogy now owns all of the outstanding capital stock of pcOrder.




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                                   SIGNATURE

   After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          TRILOGY SOFTWARE, INC.

                                          By: /s/ Dennis R. Cassell
                                             ----------------------------------
                                             Dennis R. Cassell
                                             Secretary

Date: December 29, 2000


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